Exhibit 99.1

DHX MEDIA ANNOUNCES THIRD QUARTER FISCAL 2016 RESULTS

Halifax, NS, May 16, 2016 – DHX Media Ltd. (“DHX” or the “Company”) (NASDAQ: DHXM; TSX: DHX.A, DHX.B), the world’s leading independent, pure-play kids’ content company, reports its unaudited financial results for the third quarter of fiscal 2016 and nine months ended March 31, 2016.

“Our strategy to be the ‘go-to' company for children’s content in an expanding on-demand market is delivering strong results,” said Dana Landry, CEO of DHX. “Our top-rated original productions are generating strong demand from major digital and linear customers around the globe. We have built a large and growing online audience for both our own content and third-party brands through our WildBrain Multi-Platform Kids’ Network. Furthermore, we are expanding our lineup of high-profile brands with the inherent potential for multiple revenue streams.”

Financial Highlights (in millions of Cdn$)	Three Months Ended March 31,		Nine Months Ended March 31,
	2016	2015	2016	2015
Revenue	$84.1	$85.6	$229.5	$192.9
Gross Margin	$50.5	$44.8	$129.4	$107.4
Gross Margin (%)	60%	52%	56%	56%
Adjusted EBITDA[1]	$32.7	$29.8	$78.9	$67.4
Net Income	$10.2	$18.0	$29.4	$15.8
Adjusted Net Income[1]	$11.4	$18.0	$32.3	$33.4

1Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses, impairments, share-based compensation expense, and adjustments for other identified charges. Adjusted Net Income adjusts net income (loss) for certain identified charges, net of the tax affect. (See the definition of Adjusted EBITDA and Adjusted Net Income in the Company’s Q3 2016 Management Discussion and Analysis for full details).

Highlights of Q3 2016:

•	Fiscal 2016 third-quarter revenue was $84.1 million, in line with Management’s expectation;

•	DHX’s focus on high-profile brands is contributing to strong merchandise and licensing revenues for our owned brands, which were up 63% (52% excluding live tour revenues) compared with Q3 2015;

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

•	Adjusted EBITDA rose 10% to $32.7 million from the prior year quarter while net income was $10.2 million, a decline of 43%, largely due to fluctuations in currency exchange rates;

•	DHX continued to add to its library of kids TV content. 63 half-hours of proprietary titles were delivered in Q3 2016, and 178 half-hours in Fiscal 2016 YTD;

•	New commissions for three original series were announced for Chuck’s Choice, Space Ranger Roger and Season 2 of Inspector Gadget, which collectively represent almost 60 half-hours of our proprietary programming;

•	High demand for our brands was evidenced by the announcement of a second season of the Twirlywoos series, commissioned by CBeebies, and 10 more broadcast deals in Europe, the Middle East, Africa and Asia for Teletubbies;

Activities subsequent to the quarter-end driving near- and longer-term growth included:

•	The unveiling of WildBrain, our ad-based Multi-Platform Kids’ Network, from an incubator project launched in 2012 to an accelerating organic growth business that generated $12.8 million in gross revenue for the first nine months of fiscal 2016 and is attracting 750 million monthly views;

•	An expansion of our strategic partnership with Mattel to a fifth marquee property, Rainbow Magic. We aim to grow this global girls’ publishing brand with new content, toys and other merchandise for participation across multiple revenue streams;

•	A commission from the UK’s CBeebies for a second season of Teletubbies; a Nickelodeon announcement of its May 30th US premiere of the new Teletubbies series; and a renewal order from Netflix for 20 more episodes of Degrassi: Next Class on an exclusive worldwide basis;

•	On May 2, 2016, the Company closed a $65 million equity bought deal to fund our growing roster of key brands including strategic deals with Mattel, pursuing additional global brands, general corporate purposes, including investing in the growth of our WildBrain business, and to repay borrowings under the Company’s senior secured credit facilities; and

•	On May 13, 2016, the Company closed a private offering of an additional $50 million aggregate principal amount of its 5.875% Senior Unsecured Notes due December 2, 2021 through a syndicate of underwriters at a price of $975 per $1,000 principal amount, plus accrued interest from and including December 2, 2015 through May 13, 2016. The net proceeds of the bond offering will be used to repay borrowings under the Company’s senior secured credit facilities.

Dividend Declaration

Today, the Company declared a dividend for the quarter of $0.016 on each common voting share and variable voting share outstanding to the shareholders of record at the close of business on May 30, 2016 to be paid on June 20, 2016.

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Outlook

Management is pleased to reconfirm its Outlook for fiscal 2016. Details of Management’s expectations for revenues, gross margin and operating expense for fiscal 2016 can be found in the Outlook section of the Company’s Q3 MD&A, available at www.dhxmedia.com, on www.sedar.com or http://www.sec.gov/edgar.

Analyst call details

DHX will hold a conference call for analysts and investors to discuss its fiscal Q3 2016 results on Monday, May 16, 2016 at 8:00 a.m. ET. Media are welcome to listen in.

Conference call numbers:

To access the call, please dial +1(888) 231-8191 toll-free or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855) 859-2056 toll free or +1(416) 849-0833, and passcode 98696178, until 11:59 p.m. ET, May 23, 2016.

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Consolidated Statements of Income and Comprehensive Income Data

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2015
($000, except per share data)
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenues	84,095	85,582
Direct production costs and expense of film and television produced	(33,388)	(39,361)
Expense of book value of acquired libraries	(195)	(1,428)
Gross margin	50,512	44,793
Selling, general, and administrative	(19,304)	(16,368)
Write-down of certain investment in film and television programs	(450)	(517)
Amortization, finance and other expenses, net	(19,783)	(3,211)
Recovery of (provision for) income taxes	(756)	(6,666)
Net income	10,219	18,031

Cumulative translation adjustment	(3,323)	(4,260)
Comprehensive income	6,896	13,771
Basic earnings per common share	0.08	0.15
Diluted earnings per common share	0.08	0.14
Weighted average common shares outstanding (expressed in thousands)
Basic	125,218	123,207
Diluted for net income and normalized net income	126,218	126,098
Normalized net income	11,384	18,031
Basic normalized earnings per common share	0.09	0.15
Diluted normalized earnings per common share	0.09	0.14

Revenues

Revenues for Q3 2016 were $84.10 million, down 2% from $85.58 million for Q3 2015. The decrease in Q3 2016 was largely a result of Q3 2015 distribution revenues having included $12.78 million in streaming revenues for Degrassi, approximately $6-8 million of which represented a catch up from calendar 2014. A detailed review of each source of revenue is included below.

Proprietary production revenues: Proprietary production revenues for Q3 2016 were $12.11 million, a decrease of 20% compared to $15.05 million for Q3 2015, partially a result of certain titles being delivered early in Q2 2016, as noted in the Q2 2016 MD&A. For Q3 2016, the Company added 63.0 proprietary half-hours to the library up 5% versus 60.0 proprietary half-hours for Q3 2015. For Q3 2016, the Company added 74.0 half-hours of third party produced titles with distribution rights (Q3 2015-nil). The proprietary production revenue was slightly below Management's expected range for quarterly pacing provided in the Q2 2016 MD&A. Management has revised its annual proprietary production revenue expectations slightly downward to reflect expected deliveries for the remainder of the year.

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Distribution revenues: For Q3 2016, distribution revenues were down 21% to $23.93 million, from $30.48 million for Q3 2015, an uneven comparison as Q3 2015 distribution revenues included $12.78 million in streaming for Degrassi, approximately $6-8 million of which represented a catch up from calendar 2014. Management continues to see strong annual growth from new digital customers, platforms, and territories. For Q3 2016, amongst other key distribution deals for both linear and digital platforms, the Company closed significant deals with Buena Vista International, Sony, Super RTL, and Viacom, Inc. Also included in these figures are certain digital revenues such as advertising and subscription video on demand revenues, from multiple platforms including Amazon and YouTube (now unveiled as Wildbrain).

Television revenues: For Q3 2016, DHX Television revenues were down 23% to $15.73 million from $20.41 million from Q3 2015, and were within Management's expected range from the Q2 2016 MD&A. Approximately 92% or $14.49 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 8% or $1.24 million of the total television revenues. Advertising and promotion revenues typically peak during the holiday season. Management has slightly reduced its annual revenue expectations for DHX Television.

M&L-owned revenues (including music and royalties): For Q3 2016, the M&L-owned revenues were $10.43 million, up 63% as compared to $6.40 million for Q3 2015. For Q3 2016, M&L-owned revenues included $3.65 million from the 22 city Canadian leg of The Next Step Wild Rhythm Tour, compared to Q3 2015, which included combined revenues of $1.96 million from The Next Step Live on Stage tour and Yo Gabba Gabba! Live! show. Excluding the live tour revenues, Management was very pleased with M&L-owned revenues for Q3 2016 which were up 52% as the Company continued to recognize revenues related to non-refundable minimum guarantees associated with Teletubbies, In The Night Garden, and Twirlywoos. M&L-owned revenues were above the mid-point of Management's quarterly expectations from the Q2 2016 MD&A based on the timing of recognition of certain minimum guarantees.

M&L-represented revenues: For Q3 2016, M&L-represented revenues were up $3.92 million to $7.42 million compared to Q3 2015 at $3.50 million, and were above the high end of Management's previously reported expectations from the Q2 2016 MD&A, driven mainly by the strong performance of our represented brands Despicable Me and Minions in several territories but also significant growth in Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World. As a result, Management has increased its annual revenue expectations.

Producer and service fee revenues: For Q3 2016, the Company earned $14.05 million for producer and service fee revenues, an increase of 71% versus the $8.21 million from Q3 2015, which was at the high end of Management's expectations and as a result management has increased its annual revenue expectations.

New media revenues: For Q3 2016, new media revenues were down $1.09 million or 71% to $0.44 million (Q3 2015-$1.53 million) based primarily on apps and games as the UMIGO project has now been completed, accounting for the decline in revenues.

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Gross Margin

Gross margin for Q3 2016 was $50.51 million, an increase in absolute dollars of $5.72 million or 13% compared to $44.79 million for Q3 2015. The overall gross margin for Q3 2016 at 60% of revenue was above the mid-point of Management's quarterly expectations as reported in the Q2 2016 MD&A, the result of strong margins for DHX Television, which at 71% was above the high end of Management's expectations, and higher than expected margins for net producer and service fee revenues, offset by slightly lower than expected distribution margins and lower proprietary production margins as the product delivery mix contained a higher than normal percentage of live action shows, which typically carry lower margins. Gross margin for Q3 2016, including DHX Television, was calculated as revenues of $84.10 million, less direct production costs and expense of investment in film of $33.39 million and $0.20 million expense of book value of acquired libraries, (Q3 2015-$85.58 million less $39.36 million and less $1.43 million, respectively).

Operating Expenses (Income)

SG&A

SG&A costs for Q3 2016 increased 18% to $19.30 million compared to $16.36 million for Q3 2015. SG&A reflects increased levels of SG&A within DHX Brands and DHX Distribution as Management has continued to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms, including opportunities in China. Resources have also been added, and will continue to be added, to grow the Company's recently announced Wildbrain Multi-Platform Kids' Network. The Q3 2016 SG&A also includes accruals for certain contractually required incentives, a direct result of the strong year-to-date performance of CPLG, the Company's M&L-represented business unit. SG&A includes $1.53 million (Q3 2015-$1.38 million) in non-cash share-based compensation, the result of the acceleration of the vesting of certain stock options based on performance. When adjusted, cash SG&A at $17.77 million was slightly above Management’s quarterly SG&A expectations.

Adjusted EBITDA

For Q3 2016, Adjusted EBITDA was $32.74 million, up $2.93 million or 10% over $29.80 million for Q3 2015.

Please see the "Use of Non-GAAP Financial Measures", "Reconciliation of Historical Results to Adjusted EBITDA", and “Reconciliation of Historical Results to Adjusted Net Income” sections of the Company’s Q3 2016 MD&A for the definition and calculation of Adjusted EBITDA and Adjusted Net Income.

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About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com) is the world’s leading independent, pure-play kids’ content company. Owner of the world's largest independent library of kids' and family content, at more than 11,500 half-hours, DHX Media is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. DHX Media is comprised of four main business units: DHX Studios creates high-quality original entertainment at its Vancouver and Halifax animation studios, its Toronto live-action studio, and in working with top international producers; DHX Distribution is a major provider of content to the global market; DHX Television, home to the Family suite of channels, is dedicated to delivering best-in-class programming to Canadian families; and DHX Brands specializes in creating, building and managing high-profile global entertainment brands within the children's and young-adult markets. DHX Media also owns the full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), which represents numerous entertainment, sport and design brands. DHX Media has offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing. The Company is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains “forward looking statements” under applicable securities laws with respect to DHX including, but not limited to, estimates with respect to the size of DHX’s library and growth thereof, statements regarding the Company’s production pipeline, the business strategies and operational activities of DHX, the use of proceeds from the Company’s recent bought deal public offering of common voting shares and variable voting shares and allocation of other resources of the Company, the markets and industries in which it operates, and the growth and financial and operating performance of DHX, its subsidiaries, and investments. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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For more information, please contact:

Investor Relations:

Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.

nancy.chanpalmateer@dhxmedia.com

+1 416-977-7358

Media Relations:
Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

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